UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                        Allied Systems Holdings, Inc.
                        -----------------------------
                               (Name of Issuer)

                   Common Stock, $0.01 Par Value Per Share
                   ---------------------------------------
                        (Title of Class of Securities)

                                   01953P109
                                --------------
                                (CUSIP Number)


                                 May 29, 2007
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [X] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 01953P109                   SCHEDULE 13G                   Page 2 of 10


1.  Names of Reporting Persons.              CYPRESS MANAGEMENT ADVISORS, LLC

    I.R.S. Identification Nos. of above persons (entities only).   20-2769387

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             DELAWARE

  Number of    5.    Sole Voting Power                                616,006
   Shares
Beneficially   6.    Shared Voting Power                                    0
Owned by Each
  Reporting    7.    Sole Dispositive Power                           616,006
   Person
    With       8.    Shared Dispositive Power                               0

11. Aggregate Amount Beneficially Owned by Each Reporting Person      616,006

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    [ ]

13. Percent of Class Represented by Amount in Row (9)                    8.5%

14. Type of Reporting Person (See Instructions)                            IA

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CUSIP 01953P109                   SCHEDULE 13G                   Page 3 of 10


1.  Names of Reporting Persons.               CYPRESS MANAGEMENT MASTER, L.P.

    I.R.S. Identification Nos. of above persons (entities only).   94-3316380

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

  Number of    5.    Sole Voting Power                                551,190
   Shares
Beneficially   6.    Shared Voting Power                                    0
Owned by Each
  Reporting    7.    Sole Dispositive Power                           551,190
   Person
    With       8.    Shared Dispositive Power                               0

11. Aggregate Amount Beneficially Owned by Each Reporting Person      551,190

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    [ ]

13. Percent of Class Represented by Amount in Row (9)                    7.6%

14. Type of Reporting Person (See Instructions)                            PN

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CUSIP 01953P109                   SCHEDULE 13G                   Page 4 of 10


1.  Names of Reporting Persons.                      RICHARD EDWARD DIRICKSON

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        UNITED STATES

  Number of    5.    Sole Voting Power                                      0
   Shares
Beneficially   6.    Shared Voting Power                              616,006
Owned by Each
  Reporting    7.    Sole Dispositive Power                                 0
   Person
   With        8.    Shared Dispositive Power                         616,006

11. Aggregate Amount Beneficially Owned by Each Reporting Person      616,006

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    [ ]

13. Percent of Class Represented by Amount in Row (9)                    8.5%

14. Type of Reporting Person (See Instructions)                         IN/HC

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CUSIP 01953P109                   SCHEDULE 13G                   Page 5 of 10


1.  Names of Reporting Persons.                            JONATHAN A. MARCUS

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        UNITED STATES

  Number of    5.    Sole Voting Power                                      0
   Shares
Beneficially   6.    Shared Voting Power                              616,006
Owned by Each
  Reporting    7.    Sole Dispositive Power                                 0
   Person
    With       8.    Shared Dispositive Power                         616,006

11. Aggregate Amount Beneficially Owned by Each Reporting Person      616,006

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    [ ]

13. Percent of Class Represented by Amount in Row (9)                    8.5%

14. Type of Reporting Person (See Instructions)                         IN/HC

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CUSIP 01953P109                   SCHEDULE 13G                   Page 6 of 10


Item 1.

   (a) Name of Issuer:                     Allied Systems Holdings, Inc.

   (b) Address of Issuer's Principal
       Executive Office:                   160 Clairemont Avenue, Suite 510
                                           Decatur, GA  30030

Item 2.

   (a) Names of Persons Filing             Cypress Management Advisors, LLC
                                             ("Cypress Advisors")
                                           Cypress Management Master, L.P.
                                             ("Cypress Master")
                                           Richard E. Dirickson ("Dirickson")
                                           Jonathan Anthony Marcus ("Marcus")

   (b) Address of Principal Business       The business address of each
       Office or, if none, Residence:      reporting person is 100 Pine
                                           Street, Suite 2700, San Francisco,
                                           CA  94111.

   (c) Citizenship                         Reference is made to Item 4 of
                                           pages 2, 3, 4 and 5 of this
                                           Schedule 13G (this "Schedule"),
                                           which Items are incorporated by
                                           reference herein.

   (d) Title of Class of Securities        Common Stock, $0.01 Par Value Per
                                           Share

   (e) CUSIP Number                        01953P109

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

   [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

   [X] (e) An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

   [ ] (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

   [X] (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

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CUSIP 01953P109                   SCHEDULE 13G                   Page 7 of 10


   [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   [ ] (j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, and 5 of this Schedule, which Items are incorporated by reference herein.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Cypress Advisors, Cypress Master, Dirickson or Marcus (collectively, the "Reporting Persons") is, for any purpose, the beneficial owner of any the securities to which this Schedule relates (the "Securities"), and each of the Reporting Persons disclaims beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

    The Reporting Persons have calculated their beneficial ownership percentages reported herein in reliance upon estimates provided by the Issuer of 7,217,517 outstanding shares of Common Stock. The Issuer's estimates have not been separately reported on any annual, quarterly or current report filed by the Issuer with the Securities and Exchange Commission (the "Commission") on Form 10-K, 10-Q or 8-K, and may be inaccurate. As reported in the Issuer's Form 8-K filed with the Commission on June 4, 2007, up to 10,000,000 shares of the Issuer's Common Stock may be distributed to certain classes of claim holders in connection with the Issuer's plan of reorganization described therein (the "Plan of Reorganization"). The number of outstanding shares and the Reporting Persons' respective beneficial ownership percentages may change as claims are resolved and additional shares are issued to claimants under the Plan of Reorganization.

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CUSIP 01953P109                   SCHEDULE 13G                   Page 8 of 10


Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

    N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Cypress Advisors is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, Cypress Advisors has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    N/A

Item 8.  Identification and Classification of Members of the Group

    N/A

Item 9.  Notice of Dissolution of Group

    N/A

Item 10. Certification

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP 01953P109                   SCHEDULE 13G                   Page 9 of 10

                                   SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2007            CYPRESS MANAGEMENT ADVISORS, LLC

                                 By: /s/ Richard E. Dirickson
                                     ----------------------------------------
                                     Richard E. Dirickson
                                     Its: Managing Member

                                 RICHARD E. DIRICKSON

                                 /s/ Richard E. Dirickson
                                 --------------------------------------------
                                 Richard E. Dirickson

                                 JONATHAN A. MARCUS

                                 /s/ Jonathan A. Marcus
                                 --------------------------------------------
                                 Jonathan A. Marcus

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2007            CYPRESS MANAGEMENT MASTER, L.P.

                                 By:  Cypress Management Advisors, LLC,
                                      its General Partner

                                 By: /s/ Richard E. Dirickson
                                     ----------------------------------------
                                     Richard E. Dirickson
                                     Its: Managing Member


                                 EXHIBITS LIST

Exhibit A    Joint Filing Undertaking                                  Page 10

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CUSIP 01953P109                   SCHEDULE 13G                   Page 10 of 10


                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  June 13, 2007            CYPRESS MANAGEMENT ADVISORS, LLC


                                 By: /s/ Richard E. Dirickson
                                     ----------------------------------------
                                     Richard E. Dirickson
                                     Its: Managing Member


                                 CYPRESS MANAGEMENT MASTER, L.P.
                                 By: Cypress Management Advisors, LLC,
                                     its General Partner


                                 By: /s/ Richard E. Dirickson
                                     ----------------------------------------
                                     Richard E. Dirickson
                                     Its: Managing Member


                                 RICHARD E. DIRICKSON


                                 /s/ Richard E. Dirickson
                                 --------------------------------------------
                                 Richard E. Dirickson


                                 JONATHAN A. MARCUS


                                 /s/ Jonathan A. Marcus
                                 --------------------------------------------
                                 Jonathan A. Marcus